Mail Stop 3233
                                                            July 30, 2019

Via E-mail
Chunxia Jiang
Chief Executive Officer, President,
Secretary, Treasurer, and Chief Financial Officer
AllyMe Holding, Inc.
506 Enterprise Ave
Kitimat, BC, Canada,V8C 2E2

       Re:    AllyMe Holding, Inc.
              Amendment No. 5 to Registration Statement on Form S-1 Filed July 10, 2019
              File No. 333-227025

Dear Ms. Jiang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2019 letter.

General

   1. We note your response to prior comment 1 in our letter dated May 23, 2019, and we are unable to agree with your analysis. We continue to note that you have nominal operations and, based on your financials, you have had minimal revenue the past three months and nominal revenue for the prior two years. Accordingly, you appear to be a
      "shell company" as defined by Rule 405 of the Securities Act. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus, as applicable, to indicate your shell company status.
      Additionally, please revise your disclosure to eliminate the language indicating that the selling shareholders may sell the securities at a price other than the disclosed fixed price.
 Chunxia Jiang
Allyme Holding, Inc.
July 30, 2019
Page 2

      2. We note that your name appears very similar to AllyMe Group Inc. Please explain how you intend to eliminate any possible confusion with the other company, especially in light of the fact that you both intend to engage in a similar line of business.

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Daniel L.
Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann,
Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3401 with any other questions.

                                                             Sincerely,

                                                             /s/ Jennifer
Gowetski

                                                             Jennifer Gowetski
                                                             Senior Counsel
                                                             Office of Real
Estate and
                                                             Commodities
cc:      Robert L. B. Diener, Esq.